March 13, 2020

David L. Gitlin
Chief Executive Officer
Carrier Global Corporation
13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418

       Re: Carrier Global Corporation
           Form 10-12B
           Filed February 7, 2020
           File No. 001-39220

Dear Mr. Gitlin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Edward J. Lee, Esq.